Exhibit 21.1

LIST OF SUBSIDIARIES OF MYRIAD GENETICS, INC.

Company Name	Jurisdiction of Incorporation
Myriad Genetic Laboratories, Inc.	Delaware
Myriad Financial, Inc.	Utah
Myriad Therapeutics, Inc.	Delaware

Each of the subsidiaries is wholly-owned by Myriad Genetics, Inc., a Delaware corporation.